

August 21, 2024

Akash Patel
Chief Financial Officer
NET Power Inc.
320 Roney St., Suite 200
Durham, NC 27701

> **Re: NET Power Inc.**
> **Form 10-K for the Year Ended December 31, 2023**
> **Filed March 11, 2024**
> **File No. 001-40503**

Dear Akash Patel:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the Years Ended December 31, 2023 and 2022, page 49

1. We note your presentation of the change in results from 2022 to 2023 combines results for the predecessor and successor periods for the year ended December 31, 2023. Please note it is not appropriate to combine the changes in results for purposes of your Management's Discussion and Analysis as the financial statements are prepared on different bases of accounting and are not comparable. Please revise your tabular presentation and discuss the separate historical results of your predecessor and successor. To the extent you include a supplemental comparative discussion of the results for 2023 and 2022 prepared on a pro forma basis consistent with the requirements set forth in Article 11 of Regulation S-X, disclosure should be provided to explain how the pro forma presentation was derived, why you believe the presentation to be useful, and any potential risks associated with using such a presentation. We note a similar presentation in your 10-

Q filings.

<u>Financial Statements</u>
<u>Notes to Consolidated Financial Statements</u>
<u>Note 13 - Leases</u>
<u>Office Lease, page F-31</u>

2.   Your disclosure indicates that "the simultaneous termination of the Measurement Building Lease and execution of the Roney Street Lease represents a single transaction accounted for as a modification of the Measurement Building Lease." Given that you vacated a building and moved to a new location, please tell us how you determined this to be a modification rather than a termination of the Measurement Building Lease with a new lease entered into as a separate contract for Roney Street. Please refer to paragraphs 8 and 9 of ASC 842-10-25.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Clark at 202-551-3624 or Melissa Gilmore at 202-551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing